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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITEC STRUCTURED PRODUCTS LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 WEST JACKSON BOULEVARD, 20TH FLOOR
(No. and Street)

CHICAGO   IL   60604
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRIS PERZ   312-692-5075
                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVID & BERNSTEIN LLP
(Name – if individual, state last, first, middle name)

230 WEST MONROE STREET, SUITE 330 CHICAGO   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
PROCESSED
☒ Certified Public Accountant
☐ Public Accountant
MAY 30 2006
THOMSON
FINANCIAL
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __FRED GOLDMAN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __EQUITEC STRUCTURED PRODUCTS LLC__ , as of __DECEMBER 31__ , 20__05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

```
OFFICIAL SEAL
LOIS GITTLESON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 2-9-2010
```

_____
Signature

__CHIEF FINANCIAL OFFICER__
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



EQUITEC STRUCTURED PRODUCTS, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2005

CONTENTS

	Page
Facing Page	1
Oath or Affirmation	2
Independent Auditors' Report	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Operations and Changes in Members' Capital	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9
Schedule I:	
Computation of Net Capital	10
Independent Auditors' Report on Internal Control	11-12

RAVID &
BERNSTEIN LLP

Certified Public Accountants

⬦ John V. Basso, CPA
◆ William H. Brock, CPA
⬦ Mark T. Jason, CPA
⬦ Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENTS

The Members
Equitec Structured Products, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Equitec Structured Products, LLC (the Company) as of December 31, 2005, and the related statements of operations and changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 15, 2006

230 West Monroe Street ◆ Suite 330 ◆ Chicago, IL 60606 ◆ Tel. 312/782 4710 ⬦ Fax 312/782 4711

EQUITEC STRUCTURED PRODUCTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Due from clearing organization	$ 18,109,275
Marketable securities, at market value	6,053,957
Chicago Board Options Exchange membership, at cost	195,000
Accounts receivable	753,892
Class C limited partnership interest, at cost	10,000
	$ 25,122,124

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Securities sold, not yet purchased, at market value	$ 19,303,352
Accrued expenses	2,437,325
	21,740,677
Members' Capital	3,381,447
	$ 25,122,124

See Notes to Financial Statements.

4

EQUITEC STRUCTURED PRODUCTS, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Trading income, net	$ 4,131,253	
Interest and dividend income:		
Credit interest	129,636	
Short stock interest	308,497	
Dividend income	43,047	
Seat lease income	60,133	
Brokerage income	5,069,734	
Total Revenues		$ 9,742,300
EXPENSES:		
Payroll	4,893,999	
Exchange fees/costs	266,695	
Brokerage expenses	505,905	
Dividend expense	1,419,362	
Interest expense	645,812	
Seat lease	534,624	
Professional fees	11,642	
Office expense	231,051	
Total Expenses		8,509,090
NET INCOME		1,233,210
MEMBERS' CAPITAL, BEGINNING OF YEAR		2,748,237
CAPITAL CONTRIBUTIONS		700,000
CAPITAL WITHDRAWALS		(1,300,000)
MEMBERS' CAPITAL, END OF YEAR		$ 3,381,447

See Notes to Financial Statements.

EQUITEC STRUCTURED PRODUCTS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

OPERATIONS:

Net income	$ 1,233,210	
Adjustments to reconcile net income to net cash provided by operations:		
Decrease in balance due from clearing organization	39,788,818	
Decrease in receivables	31,921	
Increase in securities owned	(70,208)	
Decrease in securities sold, not yet purchased	(41,486,350)	
Increase in accrued expenses	1,102,609	
Net cash provided by operations		$ 600,000

FINANCING ACTIVITIES:

Capital contributions	700,000	
Capital withdrawals	(1,300,000)	
Net cash used in financing activities		(600,000)
		$ -

SUPPLEMENTAL CASH FLOW DISCLOSURE:

Cash paid during the year for interest		$ 685,827

See Notes to Financial Statements.

1. Organization:

    Equitec Structured Products, LLC ("Company"), formerly known as LIR Group, LLC, was organized under the Limited Liability Company Act of Delaware on October 5, 1999. The business of the Company is to engage in market making activity in the trading of stock, stock options, futures and options thereon, on organized exchanges in the United States, as well as option execution on the floor of the Chicago Board Options Exchange (CBOE). The Company has been registered as a Broker/Dealer with the Securities and Exchange Commission (SEC), and a member of the CBOE since 1999. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and does not trade on behalf of customers, effects transactions only with other broker-dealers, and clears and carries its trading accounts with a registered clearing member of the Exchanges.

2. Significant Accounting Policies:

    The Company maintains its cash in accounts at banks and other financial institutions insured by government agencies up to specified limits. The accounts, at times, exceeded insured limits, but the Company has not experienced any losses on such accounts.

    For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

    Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

    Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

    In the normal course of business, the Company enters into transactions in exchange-traded financial futures contracts, including options thereon and options on securities which are used primarily to hedge certain proprietary securities and commodities positions and commitments. The contracts are valued at market, with the resulting unrealized gains and losses reflected currently in income.

2. Significant Accounting Policies – continued:

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the income (loss) of the Company. The Company is subject to Illinois Replacement tax. The sole member's liability is limited with respect to the Company. In accordance with the Operating Agreement, the LLC will be dissolved no later than December 31, 2050.

Exchange memberships are recorded at cost or, where impairment in value has occurred which is considered to be other than temporary, at a value that reflects management's estimate of the impairment. At December 31, 2005, the market value of a Chicago Board of Options Exchange membership was $875,000.

The Class C limited partnership interest represents an ownership interest in the Company's clearing organization. As such, the interest is not readily marketable, and is carried at cost.

3. Derivative Financial Instruments:

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate. The Company uses derivative financial instruments as part of its market-making and trading activities and its overall risk management process. These financial instruments generally include exchange-traded option contracts, futures contracts, and options on futures contracts. The Company records its derivative activities at market value, and unrealized gains and losses are recognized currently in net trading revenue in the statement of operations.

The Company's market-making and trading activities expose the Company to market and credit risk. Market risk is the potential change in an instrument's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. All derivative financial instruments used for trading purposes by the Company are exchange-traded. For exchange-traded contracts, the clearing organization acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

4. Securities Owned and Sold Not Yet Purchased:

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below.

	Owned	Sold, Not Yet Purchased
Equities	$ 4,049,745	$ 17,290,445
Options	2,004,212	2,012,907
	$ 6,053,957	$ 19,303,352

The options stated above represent derivative financial instruments. See Note 3.

5.   Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1.) Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2005 the Company had net capital of $2,687,205, which was $2,528,880 in excess of its required capital.

6.   Principal Revenue Sources:

During 2005, the company's market-making transactions produced revenues of $4,131,253, derived from transactions in stocks, stock options, and futures on U.S. Treasury instruments and options thereon. Also, the company earned $5,069,434 in billed brokerage revenues from its option execution operations.

7.   Seat Leases:

Seats are leased by the Company on a month-to-month basis at currently negotiated rates.

8.   Concentration:

Approximately 86% of brokerage income arose from transactions with one institutional customer.

9.   Subsequent Event:

On January 6, 2006, the U.S. Securities and Exchange Commission notified the Company that it was investigating certain specialist trading on regional and options exchanges, and, pursuant to Section 17(a) of the Securities and Exchange Act of 1934, requested that the Company voluntarily provide certain documents.

EQUITEC STRUCTURED PRODUCTS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Total members' capital, end of year	$ 3,381,447
Less:	
Non-allowable assets	(501,683)
Futures contracts charges	(190,164)
Haircuts required	(2,395)
NET CAPITAL	2,687,205
Minimum capital requirement	158,325
EXCESS NET CAPITAL	$ 2,528,880
EXCESS NET CAPITAL AT 1000%	$ 2,449,718

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 2,374,870
Ratio: Aggregate indebtedness to Net Capital	88.38% to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2005.



RAVID &
BERNSTEIN LLP

Certified Public Accountants

◆ John V. Basso, CPA

◆ William H. Brock, CPA

◆ Mark T. Jason, CPA

◆ Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Members
Equitec Structured Products, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Equitec Structured Products, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

February 15, 2006